Exhibit 21.1

LIST OF SUBSIDIARIES

Subsidiary	Ownership	Country
NeuroAirmid Therapeutics, Inc.	50%	USA
ReCyte Therapeutics, Inc.	94.8%	USA
Reverse Bioengineering, Inc.	100%	USA
UniverXome Bioengineering, Inc.	100%	USA
Canaria Transaction Corporation	100%	USA